UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-40253

Zhihu Inc.

(Registrant’s Name)

A5 Xueyuan Road

Haidian District, Beijing 100083

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Next Day Disclosure Return Dated July 24, 2023
99.2	Next Day Disclosure Return Dated July 25, 2023
99.3	Next Day Disclosure Return Dated July 26, 2023
99.4	Next Day Disclosure Return Dated July 27, 2023
99.5	Next Day Disclosure Return Dated July 28, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhihu Inc.

By	:	/s/ Henry Dachuan Sha
Name	:	Henry Dachuan Sha
Title	:	Director and Chief Financial Officer

Date: July 31, 2023